Exhibit 4.44

Framework Agreement for Telecommunications Facilities Leasing

Between
China Network Communications Group Corporation
&
China Unicom Corporation Limited
     This Framework Agreement for Telecommunications Facilities Leasing (hereinafter referred to as this “Framework Agreement”) is signed on August 12, 2008 in Beijing, the People’s Republic of China (“PRC”) by and between the following two parties:

Party A:	China Network Communications Group Corporation (hereinafter referred to as “Netcom Group”)
	Registered Address:	No. 156, Fu Xing Men Nei Street, Xicheng District, Beijing
	Legal Representative:	Zhang Chunjiang

Party B:	China Unicom Corporation Limited (hereinafter referred to as “CUCL”)
	Registered Address:	Level 12, Tower A, Henderson Center, No. 18, Jian Guo Men Nei Avenue, Beijing
	Legal Representative:	Chang Xiaobing
Whereas:
(1)	Netcom Group is a state owned enterprise duly incorporated and validly existing under the laws of the PRC;

(2)	CUCL is a foreign funded enterprise duly incorporated and validly existing under the laws of PRC, whose equity is 100% held by China United Telecommunications Corporation Limited (the “Unicom Red-chip Company”, a company duly incorporated and validly existing under the laws of the Hong Kong Special Administration Region and dually listed on the Hong Kong Stock Exchange). Approved by the former Ministry of Information Industry (“MII”) of the PRC, CUCL is mainly engaged in nationwide provision of international and domestic long-distance communications services (excluding international telecommunications facilities services); Internet services and IP Telephony services; as well as mobile communications services in 31 provinces, autonomous regions and municipalities, including Beijing, Tianjin, Shanghai, Liaoning, Hebei, Shandong, Jiangsu, Zhejiang, Fujian, Guangdong, Hubei, Anhui, Sichuan, Guizhou, Xinjiang, Chongqing, Shaanxi, Guangxi, Henan, Heilongjiang, Jilin, Jiangxi, Shanxi, Inner Mongolia, Hunan, Hainan, Yunnan, Ningxia, Gansu, Qinghai and Tibet;

(3)	On May 24, 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance jointly issued the “Notice on Deepening the Reform of China’s Telecommunications System”, which is seen as the guidepost for the Chinese government to deepen the reform of its telecommunications system by endorsing the formation of three leading competitive carriers with nationwide network resources, similar size and strength and the capacity of full services operation. In the above notice, China Telecom is encouraged to buy China Unicom’s CDMA network and China Unicom is encouraged to merge with China Netcom. As a response to the call for deepening the reform in regard to telecommunications restructuring, the Unicom Red-chip Company is to merge with Netcom’s red-chip counterpart via an agreement (the “Merger Transaction”). Following the merger, the Netcom Red-chip Company will withdraw from the Hong Kong Stock Exchange and the

New York Stock Exchange to become a wholly owned subsidiary of the Unicom Red-chip Company;

(4)	In its operations of telecommunications services, Party B desires to use Netcom Group’s telecommunications facilities.

On the basis of equity and fairness and following friendly consultation, Party A (including Party A’s branches, subsidiaries and other units under its control, but excluding the Netcom Red-chip Company and its affiliates, subsidiaries and other units under its control, the same below) and Party B (including Party B’s branches, subsidiaries and other units under its control, the same below) enters into a Framework Agreement on telecommunications facilities leasing and other related matters as follows:

1.	Telecommunications Facilities Leasing

The two parties agree that Party B can lease Party A’s international communications channel gateways (including international submarine cable landing stations, international land cable entry points, stations or entry extension terminal stations, as well as international satellite earth stations), international communications services gateways (including international telephone exchanges, the STPs of the international telephone network, ATM/FR, DDN, international IP exchanges), the international submarine cable capacity, international land cables and international satellite transponders and other international telecommunications resources (“International Telecommunications Resources”); the inter-provincial optical fiber facilities (“Inter-Provincial Transmission Fibers”) owned by Party A but located within Party B’s business areas; as well as other telecommunications facilities owned by Party A but needed by Party B in its services operations (“Telecommunications Resources and Facilities”).

2.	Basic Principles
2.1	The leasing of Telecommunications Resources and Facilities from Party A to Party B pursuant to this Framework Agreement is regarded as a paid business transaction between the two parties. Based on the principle of equity and fairness, Party A is entitled to charge Party B a reasonable amount of rental fees for the resources and facilities to be leased.

2.2	The conditions governing the leasing of Telecommunications Resources and Facilities from Party A to Party B pursuant to this Framework Agreement shall be no less favourable than those granted to any other third-party from Party A as and when the same or similar facilities are provided.

2.3	If Party B requests Party A to provide more resources and/or facilities under this Framework Agreement, Party B shall make its best efforts to provide such facilities as required by Party B. The conditions governing the leasing of such resources and/or facilities shall be no less favourable than those granted to any other third parties as and when the same or similar resources and/or facilities are provided.

2.4	If the resources and/or facilities under this Framework Agreement could not be provided in part or in full as a result of Party A’s oversight, Party A shall notify Party B promptly in writing, and make its best efforts to assist Party B in receiving the same or similar resources and/or facilities from other sources.

2.5	The provision of resources and/or facilities under this Framework Agreement shall comply with the purpose of use provided in this Framework Agreement as well as relevant state standards.

2.6	Party A undertakes to provide to the auditor of the Unicom Red-chip Company the accounting records between Party A and its connected persons in respect of the connected transaction.

2.7	In the event of losses incurred to either party as a result of breach of this Framework Agreement, the party in breach shall claim in time full responsibilities with regard to the breach (including but not limited to direct or indirect losses inflicted upon the other party). However, if the loss in question is caused by force majeure, no party shall be held responsible.

2.8	During implementation of the obligations prescribed in this Framework Agreement by either party, the other party shall undertake to provide assistances where necessary.

2.9	It is confirmed that the two parties are obligated to take further actions and measures where necessary to ensure the realization of the purposes and provisions prescribed in this Framework Agreement. Moreover, the provisions relating to connected transactions in the listing rules of the Hong Kong Stock Exchange will be observed if Party B is a subsidiary of the Unicom Red-chip Company.
3.	Basic Contents about Leasing of Telecommunications Resources and Facilities
3.1	Party B can lease Party A’s International Telecommunications Resources.

3.2	Party B can lease Party A’s Inter-Provincial Transmission Fibers.

3.3	Party B can lease other Telecommunications Resources and Facilities owned by Party A.

3.4	The two parties can make adjustments where necessary to the scope, type and quantity of Telecommunications Resources and Facilities at any time. Such adjustments shall be mutually confirmed once a year.
4.	Obligations
4.1	Party B is responsible for maintaining the rented International Telecommunications Resources and Inter-Provincial Transmission Fibers at its own expense in accordance with relevant regulations and specifications.

4.2	The two parties can determine through consultation which party is to undertake the maintenance task in part or in full of the telecommunications facilities, in which case the relevant costs shall be borne by Party B (unless otherwise agreed by the two parties); if Party A undertakes the maintenance task in part or in full of the telecommunications facilities, Party B shall make compensations to Party A for the costs arising therefrom.

4.3	Party B shall make good use of the leased Telecommunications Resources and Facilities. In the life of this Framework Agreement and to the extent permitted by the laws where applicable, Party B is entitled to lease the Telecommunications Resources and Facilities to third parties as part of its normal Network Element (NE) leasing services, for which the rates shall be based on relevant state regulations and the principles of equity and fairness.

4.4	If Party B deems it necessary to cut off the Telecommunications Resources and Facilities for the sake of maintenance and other reasons, a prior notice shall be issued to Party A within a reasonable period of time.
5.	Quality Assurance
5.1	Party A shall ensure that the quality of its Telecommunications Resources and Facilities to be leased are in line with national standards and regulations.

5.2	Party B shall ensure that its telecommunications equipment to be connected to the Telecommunications Resources and Facilities is in line with the quality standards and technical requirements provided by the competent national authorities.
6.	Fees and Payment
6.1	The rental fee to be paid by Party B for the Telecommunications Resources and Facilities shall be equal to the annual depreciation of such resources and facilities and no higher than the market price.

6.2	Within three months following the end of each year, the two parties shall carry out a review of the rental fee of the Telecommunications Resources and Facilities (if necessary) provided pursuant to this Framework Agreement. Adjustments shall be made in the next year with regard to the rental fee errors (if any) identified in the review process.

6.3	The expenses to be paid under 4.2 of this Framework Agreement shall be determined with reference to the market price. In case that no market price is available, the price shall be worked out by the two parties through negotiation. However, the price shall be negotiated on a cost-plus basis, and the cost acceptable to the two parties shall also be determined through negotiation.

6.4	Within ten working days following the end of each quarter, Party B shall provide to Party A a list of rental charges of the previous quarter, as well as a list of the charges and fees provided pursuant to Article 6.3 of this Framework Agreement. Meanwhile, Party B shall pay Party A the balance of rental charges after deduction of the relevant charges provided pursuant to Article 6.3 of this Framework Agreement. After receipt of the payment, Party A shall issue a statement of payment to Party B. Where dispute arises, adjustments can be made in the next quarter upon confirmation by the two parties.

6.5	The two parties shall pay rental charges and fees therewith in light of the articles heretofore. In the event of overdue payment, a penalty charge of 0.05% of the amount due will be imposed on the party owing the payment for each day (1 day) of outstanding payment.
7.	Representations, Assurances and Commitments

Each party of this Framework Agreement makes the following representations, assurances and commitments to the other party:
7.1	Each party is an independent legal person incorporated for effective duration in accordance with Chinese laws, with full power and authority (including but not limited to the approval, permission or consent given by competent government departments) to sign and implement this Framework Agreement;

7.2	No provision contained in this Framework Agreement is in violation of either party’s association documents or Chinese laws and regulations;

7.3	Each party will do its utmost to take or cause other people to take any necessary, appropriate or desirable action in line with Chinese laws, regulations as well as this Framework Agreement, with a view to enabling the effective implementation of those matters prescribed in this Framework Agreement.
8.	Effectiveness

This Framework Agreement will take effect on the next day following the final implementation of the Merger Transaction.

9.	Force Majeure
9.1	If a party is unable to implement or fully implement the obligations prescribed in this Framework Agreement as a result of force majeure, then it will not undertake any liability for breach of the agreement, in which case the it shall, within fifteen (15) days following the occurrence of force majeure, inform the case to the other party in writing and provide proof therewith, and at the same time make every effort to minimise the losses incurred by force majeure. Within a reasonable period of time in the wake of force majeure, the party falling victim to force majeure shall undertake to continue implementation of this Framework Agreement.

9.2	Force majeure in this Framework Agreement means all objective situations that are unforeseeable, unavoidable and that cannot be overcome.
10.	Confidentiality

Without the written permission of the other party, neither party shall make any announcement in regard to, or provide or disclose to a third party any data or information in relation to the businesses of the other party or items under this Framework Agreement, unless otherwise required by legal or government departments or securities regulatory bodies, or for the purpose of maintaining the listing status of the Unicom Red-chip Company.

11.	Transfer of Rights and Obligations

Without the written consent of the other party, neither party shall proceed to transfer any right and obligation prescribed in this Framework Agreement.

12.	Non-Waiver

Unless otherwise provided by laws, non-exercise or delayed exercise of the rights, powers or privileges prescribed in this Framework Agreement by either party shall not be regarded as a waiver of such rights, powers or privileges. Moreover, the exercise in part of such rights, powers or privilege shall not keep the party from exercising such rights, powers or privileges in the future.

13.	Notification

Any notification relating to this Framework Agreement shall be made in writing by one party to the other party via personal delivery, fax or mail. A notification shall be regarded as “issued” upon delivery by hand, or the “sent” indication is displayed on the sender’s fax machine, or on the third working day (subject to extension in case of statutory holidays) after sending of the mail. Any notification upon issuance shall be regarded as entering into force.

14.	Applicable Laws

This Framework Agreement is governed by PRC laws and shall be interpreted and implemented in accordance with PRC laws.

15.	Dispute Settlement

In the event of a dispute between the two parties regarding the effectiveness, interpretation or execution of this Framework Agreement, friendly consultation shall be sought in the first place. If a case can not be settled through negotiation within thirty (30) days after the dispute arises, either party is entitled to file a lawsuit with the people’s court of the corresponding jurisdiction.

16.	Miscellaneous
16.1	On condition that the Unicom Red-chip Company complies with or meets the regulatory requirements on connected transactions, the two parties can proceed to amend or supplement this Framework Agreement based upon consensus.

16.2	Upon signing of this Framework Agreement, in case of conflict with any agreement reached prior to this Framework Agreement on any matter relating to the provisions established in this Framework Agreement, the contents of this Framework Agreement shall prevail.

16.3	This Framework Agreement is divisible, i.e., if any provision of this Framework Agreement is identified as illegal, invalid or unenforceable at any time, the validity and execution of other provisions of this Framework Agreement shall not be affected.

16.4	This Framework Agreement is produced in four (4) copies, with each party holding two (2) copies and all the original copies being equally authentic.
     IN WITNESS WHEREOF, this Framework Agreement is executed by the legal representatives or his authorized representatives of both parties on the date first written above.

Page for Signatures:
China Network Communications Group Corporation (seal)
Legal representative or his authorized representative: (signature)
China Unicom Corporation Limited (seal)
Legal representative or his authorized representative: (signature)